UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response .............. 1.00

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   1-11921

E*TRADE Financial Corporation  /  NYSE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

135 E. 57th Street, New York, New York 10022                        (646) 521-4300

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share (including Preferred Stock Purchase Rights)

Equity Units; each consisting of a purchase contract to purchase E*TRADE Financial Corporation common stock and, initially, a 2.5% undivided beneficial ownership interest in a $1,000 principal amount subordinated note

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, E*TRADE Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 26, 2006	By	/s/ Russell S. Elmer	General Counsel and Corporate Secretary
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.